UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _____________ to _____________

Commission file number 001-15565

SEMCO Energy, Inc.
401(k) Plan
(Full title of the plan)

SEMCO Energy, Inc.
(Name of issuer of securities held pursuant to the plan)

1411 Third Street, Suite A, Port Huron, Michigan 48060
(Address of principal executive offices)

SEMCO ENERGY, INC.

401(k) PLAN

INDEX TO FINANCIAL STATEMENTS

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	3
Notes to Financial Statements	4-9

Supplemental Schedule
Schedule H, Item 4i - Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2005	10

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are not included as they are either not applicable or the information required to be set forth therein is adequately disclosed in the financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
SEMCO Energy, Inc. 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the SEMCO Energy, Inc. 401(k) Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Detroit, Michigan
May 26, 2006

SEMCO ENERGY, INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS:

Investments, at fair value
Common/collective trusts	$19,659,728	$20,583,304
Mutual funds	36,840,737	31,934,776
SEMCO common stock	6,866,791	6,415,283
Other investments - Tradelink accounts	4,846,376	3,671,539
Employee loans	1,591,486	1,566,903
	69,805,118	64,171,805

Contributions receivable
Employer	0	75
Employee	0	75
	0	150

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$69,805,118	$64,171,955

The accompanying notes are an integral part of these statements.

SEMCO ENERGY, INC.

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005

INVESTMENT INCOME
Interest and dividend income	$2,446,809
Net appreciation in fair value of investments	1,917,404
4,364,213

CONTRIBUTIONS
Employee	2,823,308
Employer	1,408,881
4,232,189

DEDUCTIONS
Distributions paid to participants	(2,956,272)
Participant fees	(6,967)
(2,963,239)

Net increase	5,633,163

NET ASSETS AVAILABLE FOR BENEFITS, Beginning of year	64,171,955

NET ASSETS AVAILABLE FOR BENEFITS, End of year	$69,805,118

The accompanying notes are an integral part of these statements.

SEMCO ENERGY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(1)	PLAN DESCRIPTION

General

The following brief description of the SEMCO Energy, Inc. 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement, or direct inquiries to the plan administrator, for more complete information.

The Plan is a contributory defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company currently acts as the Plan’s administrator. The Board of Directors of SEMCO Energy, Inc. (the Company) has appointed the SEMCO Pension and Investment Committee to be responsible for the administration of the Plan.

Effective July 1, 2002, T. Rowe Price was designated as the Trustee for all assets held by the Plan.

Through October 1998, SEMCO Energy, Inc. maintained an Employee Stock Ownership Plan and Trust (ESOT) that was invested 100% in SEMCO Energy, Inc. common stock. Effective October 1998, the ESOT was merged into the Plan. The ESOT plan was designed to comply with Section 4975(e)(7) and the regulations there under of the Internal Revenue Code of 1986, as amended and was subject to the applicable provisions of ERISA. The amount of annual contributions was at the discretion of the Company. Contributions were allocated to participants based on the relation of each participant’s total eligible compensation to the total of all participants’ eligible compensation. The amount in a participant’s ESOT account vested when the participant had accrued five qualifying years of service. Non-vested amounts attributable to Employer Contributions to the ESOT prior to March 1, 1998, are forfeited when the participant has incurred a break in service of five consecutive plan years. At December 31, 2005, forfeited non-vested accounts totaled approximately $1,363. Forfeited amounts are used to reduce subsequent employer matching contributions or plan administrative expenses. ESOT shares held in the participant accounts cannot be diversified until a participant attains the age of 55, at which time a participant may elect under plan provisions to diversify 100% of their investment in ESOT shares. Amounts invested in ESOT shares were $2,421,551 and $2,451,021 at December 31, 2005 and December 31, 2004, respectively. As of December 31, 2005, all amounts in ESOT accounts derived from Employer contributions to the ESOT Plan prior to March 1, 1998, were 100% vested. Participants are 100% vested in all other non-ESOT shares of SEMCO Energy, Inc. common stock held in their accounts.

Participation

All non-student employees of the Company are eligible to participate immediately and as soon as practicable following the later of the date of employment or the date of attainment of age 18. Employees hired for a limited period (students) are not eligible to participate.

Contributions

Participants may defer, through contributions to the Plan in whole percentages, up to 80% of eligible compensation. Participants may also make after-tax contributions. Each participant may specify the percentage (in multiples of 1%) of his contribution that is to be invested in each Investment Fund. Each participant’s annual contribution is subject to certain limitations. In addition, employees may contribute the eligible portion of a distribution received from another qualified plan (rollover deposits).

SEMCO ENERGY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
(CONTINTUED)

Employer matching contributions are 100% of the portion of the first 3% of eligible participant compensation and 50% of the portion of the next 2% of compensation for which pre-tax elective deferrals are effected. Through December 31, 2004, ENSTAR Natural Gas Division union employees received employer matching contributions at 100% of the portion of the first 4% of pre-tax or after-tax contributions. Under new contract provisions, effective January 1, 2005, the ENSTAR Natural Gas Division union employees receive employer matching contributions at 100% of the portion of the first 4.5% of pre-tax or after-tax contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation (where applicable) of (a) Employer contributions and (b) net Plan earnings. The allocation of the Employer contribution is based on the participant’s contributions. All other allocations are based on participants’ account balances, as defined.

Participants may, at any time, redirect their account balance (in even multiples of 1%) among the various investment fund options offered by the Plan.

Vesting

Each participant is immediately 100% vested in their own contributions, Employer contributions and Plan earnings thereon. As of December 31, 2005, all amounts in ESOT accounts derived from Employer contributions to the ESOT Plan prior to March 1, 1998, were 100% vested.

Investment Options

Per Plan guidelines, participants may elect to have their contributions invested in any one or more of the following investment options. (Participants should refer to each fund’s prospectus for investment decision information.)

-	TRP Equity Income Fund
-	TRP Growth Stock Fund
-	TRP Small-Cap Value Fund
-	TRP Personal Strategy - Income Fund
-	TRP Personal Strategy - Balanced Fund
-	TRP Equity Index 500 Fund
-	TRP Stable Value Fund
-	PIMCO Total Return Admin Fund
-	Morgan Stanley International Equity B Fund
-	Artisan Small Cap Fund
-	Tradelink investments - common stocks, corporate bonds and mutual funds
-	SEMCO common stock

Tradelink investments represent funds included in individual brokerage accounts as allowed by the plan document.

Participant Loans

The Plan allows for participants to take a maximum of two loans at any one time against their accounts, excluding ESOT or company match assets. The loans must be non-discriminatory and available to all eligible applicants on an equivalent basis. Loans used to acquire or construct the borrower’s principal residence must be paid back within 360 months; all other

SEMCO ENERGY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
(CONTINTUED)

loans must be paid back within 60 months of the loan date. Loans must also charge a reasonable rate of interest which is defined in Plan documents as the prime rate plus 1%. Interest rates for principle residence loans are set at the time the promissory note is generated; for all other loans, the interest rate is set as of the date the loan is requested. As of December 31, 2005, loans had interest rates ranging from 5.0% to 11.5%, and mature at various dates up through March 19, 2020. Loans are repaid primarily through payroll deductions. Upon termination, a participant with an outstanding loan must elect to either pay the loan in full or default the loan. A defaulted loan is netted against the participant’s account and is reported as a taxable distribution to the participant.

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum payment equal to the vested portion of his account or periodic installments or a combination of both.

The Plan allows participants to elect to withdraw current year dividends paid on the SEMCO Energy, Inc. stock held in their account. SEMCO Energy, Inc. suspended payment of dividends effective third quarter 2004. Therefore, in 2005, there were no participant withdrawals of dividends paid on SEMCO Energy, Inc. stock.

Related-Party Transactions

During 2005 and 2004, the Plan had transactions with T. Rowe Price, Trustee, and SEMCO Energy, Inc. that qualify as party-in-interest. T. Rowe Price is authorized under contract provisions, and by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control. For the year ended December 31, 2005, purchases and sales with the Trustee totaled $8,711,319 and $6,481,424, respectively. The amount invested in SEMCO common stock at December 31, 2005 and December 31, 2004 represents approximately 9.8 percent and 10 percent, respectively, of total investments.  Participant loans also qualify as party-in-interest.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation

Investment transactions are recorded on a trade-date basis. Investments in marketable securities are reflected in the Statements of Net Assets Available for Benefits at fair value as determined by quoted market prices in an active market. Common/collective trusts and other investments that have no quoted market price are stated at estimated fair value based on the fair value of underlying assets. The company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

Each investment fund of the trust was allocated to the Plan by summarizing individual employee investment balances at December 31, 2005 and 2004.

SEMCO ENERGY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
(CONTINTUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Net Investment Income (Expense)

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Assets Available for Benefits the net appreciation (depreciation) in investments, which consists of realized/unrealized gains and losses on these investments.

Administrative Expenses

Expenses for each fund are netted against investment income credited to the participants. Brokerage fees associated with maintaining Tradelink accounts and loan fees are paid by the participant. The employer pays annual trustee fees and other administrative expenses.

Payment of Benefits

Benefits are recorded when paid.

(3)	INVESTMENTS

All of the Plan’s investments are held by a trust-administered trust fund. The fair values of individual investments that represent 5 percent or more of the Plan’s net assets are as follows:

	2005		2004
T. Rowe Price -
TRP Stable Value Fund	$19,659,728		$20,583,304
TRP Equity Income Fund	8,189,662		7,730,700
TRP Growth Stock Fund	5,590,083		4,997,724
TRP Small-Cap Value Fund	7,010,875		6,060,304
PIMCO Total Return Admin Fund	3,547,653		3,314,888
Morgan Stanley International Equity B Fund	4,094,399		3,481,958
SEMCO common stock	6,866,791	*	6,415,283	*

* Partially nonparticipant-directed investment

At December 31, 2005, the amount the Plan had invested in SEMCO common stock represented approximately 9.8% of total investments and is reported at the fair value of $6,866,791 based on a closing price per share of $5.62. At December 31, 2004, the amount the Plan had invested in SEMCO common stock represented approximately 10% of total investments and was reported at the fair value of $6,415,283 based on a closing price per share of $5.34. As of May 26, 2006, the closing price per share is $5.46.

SEMCO ENERGY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
(CONTINTUED)

The American Institute of Certified Public Accountants Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, requires fair value reporting of investment contracts that are not fully benefit-responsive. The TRP Stable Value Fund is not fully benefit-responsive and is carried at estimated fair value, which approximates contract value.

In 2005, the Plan reported an increase in value of investments of $1,917,404, consisting of increases in the value of mutual funds of $382,226, SEMCO common stock of $329,598, Tradelink common stocks of $1,170,366, Tradelink mutual funds of $36,234 and a decrease in the value of Tradelink corporate bonds of $1,020.

(4)	NONPARTICIPANT-DIRECTED INVESTMENTS

As discussed in footnote (1) above, shares of SEMCO Energy, Inc. stock derived from the former SEMCO Energy, Inc. Employee Stock Ownership Plan and Trust (ESOT) are restricted as to diversification and, therefore, are considered nonparticipant-directed investments. Information about the net assets and the significant components of the changes in net assets relating to these nonparticipant-directed ESOT investments is as follows:

	December 31,
	2005	2004
Net Assets:
SEMCO Energy, Inc. common stock	$2,421,551	$2,451,021

Year Ended
12/31/05
Changes in net assets:
Contributions	$0
Dividends	0
Net appreciation	120,647
Benefits paid to participants -
Shares distributed	(39,484)
Shares sold and cash distributed	(81,065)
Nonvested shares forfeited	(4,599)
Transfers to participant-directed investments	(24,969)
$(29,470)

(5)	INCOME TAX STATUS

The Internal Revenue Service has determined and informed SEMCO Energy, Inc. by letter most recently dated October 4, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and is therefore not subject to tax under present income tax laws. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

SEMCO ENERGY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
(CONTINTUED)

(6)    RISKS AND UNCERTAINTIES

The Plan provides for various investment options whose underlying investment securities include stocks, bonds, fixed income securities and other investments. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the Statement of Changes in Net Assets Available for Benefits.

(7)   PLAN TERMINATION

Although it has not expressed any intent to terminate the plan, the Employer has the right to amend, modify, or terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan by the Employer, all participant accounts become 100 percent vested. The Plan administrator shall then direct the Trustee to:

i.
Continue to hold the assets allocated to each participant in the Trust Fund in accordance with the provisions of the Plan without regard to termination until all funds have been distributed in accordance with the Plan, or

ii.	Immediately distribute to each participant his allocated share of the Trust Fund.

(8)	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2005	2004
Net assets available for benefits per the financial statements	$69,805,118	$64,171,955
Amounts allocated to withdrawing participants	(29,264)	0
Net assets available for benefits per the Form 5500	$69,775,854	$64,171,955

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended
December 31, 2005
Benefits paid to participants per the financial statements	$2,963,239
Add: Amounts allocated to withdrawing participants
at December 31, 2005	29,264
Less: Amounts allocated to withdrawing participants
at December 31, 2004	0
Benefits paid to participants per the Form 5500	$2,992,503

SEMCO ENERGY, INC. 401(K) PLAN (PLAN 006)
(38-2144267)

STATEMENT ATTACHED TO AND MADE PART OF
FORM 5500, ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN,
FOR THE PLAN YEAR ENDED DECEMBER 31, 2005

SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES AT END OF YEAR

					(e) Current
(a)	(b) Identity of Issue, Borrower, etc.	(c) Description of Investment	(d) Cost		Value

	Registered investment companies
*	T. Rowe Price	Equity Income Fund	**		8,189,662

*	T. Rowe Price	TRP Growth Stock Fund	**		5,590,083

*	T. Rowe Price	TRP Small-Cap Value Fund	**		7,010,875

*	T. Rowe Price	TRP Personal Strategy - Income Fund	**		1,524,134

*	T. Rowe Price	TRP Equity Index 500 Fund	**		2,443,806

*	T. Rowe Price	TRP Personal Strategy - Balanced Fund	**		2,090,541

	PIMCO	PIMCO Total Return Admin Fund	**		3,547,653

	Morgan Stanley	Morgan Stanley International Equity B Fund	**		4,094,399

	Artisan	Artisan Small Cap Fund	**		2,349,584

	Common/Collective trusts
*	T. Rowe Price	TRP Stable Value Fund	**		19,659,728

	Common stock
*	SEMCO Energy, Inc.	SEMCO Energy, Inc. common	10,602,389	***	6,866,791	***

	Loans
*	Participant Loans	Rates of interest from 5.0% to 11.5%	**		1,591,486

	Other investments (broker accounts)
	Various	Tradelink Acct. - Common Stocks	**		3,705,524

	Various	Tradelink Acct. - Mutual Funds	**		1,140,852

					69,805,118

	* Party-in-interest
	** Not required per Department of Labor reporting for 100% participant-directed investments.
	*** Partially nonparticipant-directed investment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SEMCO Energy, Inc. 401(k) Plan
Dated: June 23, 2006

	By:	/s/ Steven W. Warsinske
Steven W. Warsinske
Vice President and Controller

EXHIBIT INDEX
Form 11-K
Year ended December 31, 2005

Exhibit No.	Description	Filed Herewith

23	Consent of Independent Registered Public Accounting Firm	x